

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 19, 2011

Stephen Ross
Chief Financial Officer
Remedent, Inc.
Zuiderlaan 1-3 bus 8, 9000
Ghent, Belgium

>   **Re: Remedent, Inc.**
>   **Form 10-K for the year ended March 31, 2010**
>   **Filed July 13, 2010**
>   **File No. 1-15975**

Dear Mr. Ross:

We have reviewed your letter dated March 25, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended March 31, 2010

Management's Annual Report on Internal Control Over Financial Reporting, page 39

1. We note from your response to prior comment one that you inadvertently referred to disclosures controls and procedures rather than internal controls over financial reporting. Given that your disclosure controls and procedures did not identify this inadvertent error, it is unclear why you believe that your disclosure controls and procedures were effective. Please note that Rule 13(a)-15(e) of the Exchange Act states that the term disclosure controls means controls and other procedures of an issuer that are designed to ensure that information <u>required</u> to be disclosed by the issuer in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and <u>reported</u>, within the time periods specified in the Commission's rules and forms. Please advise.

2. We note from your response to prior comment two, that your CFO is based in the U.S. but periodically is involved in your other locations. Please address the following:

- Tell us how often your CFO travels to your non-U.S. locations, and how often he interacts with the accountants at each of your subsidiaries. Tell us how often he is involved in day to day operations and management of your accounting function and financial reporting.

- Provide us with further details regarding how often he was involved in resolving complex accounting issues in fiscal years 2009 and 2010.

- For those times when he is able to be involved in resolving complex accounting issues, please tell us what other procedures you have in place to ensure compliance with U.S. GAAP.

- Describe fully his involvement in the accounting for restructuring of the OTC business.

Note 3 – Restructuring of OTC Business, page F-14

3. We note from your response to our prior comment four that you do not believe that FASB ASC paragraph 810-10-55-4C was applicable at the time of your OTC business restructuring transaction. Please note that FASB ASC paragraph 810-10-55-4C codified paragraph 33 of ARB 51. Given that the effective date of ARB 51 was August 1959, it is unclear as to why you believe that it was not applicable at the time of the OTC business transaction. Please advise.

Note 13 – Licensed Patents, page F-21

Teeth Whitening Patents, page F-21

4. We note your response to prior comment 10. Your prior response did not explain your basis for continuing to record the teeth whitening patents in your financial statements. Given that it appears that your legal rights to the patent were terminated on March 31, 2006, please explain why it is appropriate under U.S. GAAP to record the patent in your financial statements. Please advise or revise your future filings accordingly.

You may contact Eric Atallah, Staff Accountant at (202) 551-3663 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones, Staff Attorney at (202) 551-3602 or Tim Buchmiller, Reviewing Attorney at (202) 551-3635 with any other questions. In this regard, do not hesitate to contact me at (202)551-3643 with any questions.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief